

November 16, 2023

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
Unit 2803, Level 28, Admiralty Centre
Tower 1, 18 Harcourt Road
Admiralty, Hong Kong

> **Re: Intelligent Group Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 13, 2023**
> **File No. 333-272136**

Dear Wai Lau:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed November 13, 2023

General

1. We note your response to comment 2, as well as well as your revised disclosure, and we reissue the comment in-part, as your disclosure on the Resale Prospectus cover page continues to suggest that you intend to permit the selling shareholders to sell prior to the successful listing of your Ordinary Shares on Nasdaq. Please revise or explain how this is permissible given that Nasdaq listing is a condition to both your initial public and resale offerings. In this regard, we note your disclosure that "[a]ny shares sold by the Selling Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at $[*], which is the assumed public offering price of the Ordinary Shares we are selling . . . ." However, you also disclose that "[n]o sales of the shares covered by this prospectus shall occur until after completion of our initial public

offering." Please revise to ensure your disclosure is consistent regarding (i) the price of the shares being sold pursuant to the Resale Prospectus, as you continue to indicate that shares may occur at the assumed public offering price in addition to being sold "at prevailing market prices or in privately negotiated prices" and (ii) whether the resale offering is conditioned upon the listing of your Ordinary Shares on Nasdaq. As a further example only, we refer to footnote (2) on page Alt-12 and paragraph 4 of the Public Offering Prospectus cover page which clearly addresses the initial public offering's Nasdaq contingency.

Please contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick